SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

NIRE 35.300.102.771

CNPJ n.º 33.700.394/0001-40

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 01, 2005.

VENUE AND TIME: Av. Eusébio Matoso, n.º 891, in the City of São Paulo, State of São Paulo, at 11 am.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than a half of the elected members.

UNANIMOUS RESOLUTIONS:

WHEREAS TAKING INTO CONSIDERATION THAT:

I) The Committee responsible for managing the Stock Option Plan - Performance (“Performance Plan”) made a recommendation to the Board of Directors on 12.14.2004 that it should request approval from the Brazilian Securities and Exchange Commission (“CVM”) to negotiate UNITS held in treasury with executives that exercise their purchase options under the Performance Plan; and

II) The “CVM”, in its document “OFÍCIO/CVM/SEP/GEA-1/Nº 020/05”, authorized the Company, within the scope of the Performance Plan, to carry out private transactions with the UNITS held in treasury.

It is hereby agreed, under the terms of Article 4, §3rd and Article 16, item “o”, of the Company’s Articles of Incorporation, and item 2.2 of the Rules of the Performance plan, that the Company:

1) May privately negotiate the UNITS held in treasury with executives of UNIBANCO and its subsidiary companies in such a way as to fulfill its obligations arising from the Performance Plan; and

2) At the Officers discretion, may exercise its right of first refusal to acquire the UNITS sold to executives under the Performance Plan, and place such shares in its treasury.

São Paulo, February 1, 2005. (authorized signatures) Pedro Sampaio Malan, Pedro Moreira Salles, Gabriel Jorge Ferreira and Joaquim Francisco de Castro Neto. These minutes are a revised copy of the original minute registered in the Company’s appropriate books.

São Paulo, February 01, 2005.

__________________________________

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 02, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.